UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☑ Form C-AR/A: Amendment to Annual Report
This Form C-AR/A is filed to correct formatting errors in the Business section herein.
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Inside.com Inc.

Legal status of Issuer:

> *Form:*

> Corporation

> *Jurisdiction of Incorporation/Organization:*

> Delaware

> *Date of Organization:*

> October 25, 2006

Physical Address of Issuer:

9415 Culver Boulevard, Culver City, CA 90232

Website of Issuer:

https://inside.com/

Current Number of Employees:

22

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$3,556,558	$3,165,235
Cash & Cash Equivalents	$3,176,268	$2,519,985
Accounts Receivable	$332,170	$595,812
Current Liabilities	$315,775	$472,910
Long-term Debt	$3,910,875	$3,176,277
Revenues/Sales	$3,836,437	$4,147,621
Cost of Goods Sold	$1,258,602	$964,855
Taxes Paid	$4,273	$0
Net Income/(Net Loss)	$(199,365)	$958,666

Table of Contents



May 18, 2023

Inside.com Inc.

This Form C-AR/A (including the cover page and all exhibits attached hereto, the "**Form C-AR/A**") is being furnished by Inside.com Inc. ("**Inside.com,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR/A pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://inside.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR/A is May 18, 2023.

THIS FORM C-AR/A DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR/A

You should rely only on the information contained in this Form C-AR/A. We have not authorized anyone to provide any information different from that contained in this Form C-AR/A. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR/A is accurate only as of the date of this Form C-AR/A, regardless of the time of delivery of this Form C-AR/A. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR/A and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR/A and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR/A, you should understand that these statements are not

guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR/A or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR/A, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR/A and has duly caused this Form C-AR/A to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Jason Calacanis
(Signature)

Jason Calacanis
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jason Calacanis
(Signature)

Jason Calacanis
(Name)

Director
(Title)

May 18, 2023
(Date)

/s/Roelof Botha
(Signature)

Roelof Botha
(Name)

Director
(Title)

May 18, 2023
(Date)

3

/s/ Matt Coffin
(Signature)

Matt Coffin
(Name)

Director
(Title)

May 18, 2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR/A)
May 18, 2023

Inside.com Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR/A and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR/A carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

Inside.com was incorporated in Delaware as a corporation on October 25, 2006. The Company previously operated as a corporation under the name Mahalo.com Inc. The Company provides an email-based news research platform delivering weekly newsletters including top news stories in a variety of topics.

The Company is located at 9415 Culver Boulevard, Culver City, CA 90232.

The Company's website is https://inside.com/.

The Company conducts business in California and sells products through the internet throughout the United States.

The information on the Company available on or through our website is not a part of this Form C-AR/A.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. We have filed this report as of the filing date above, and the report may be found on the Company's website.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

We are dependent on our executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

A majority of the Company is owned by a small number of owners.

The Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own over 50% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from investors. For example, these owners may support proposals and actions with which investors may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

<center>**BUSINESS**</center>

Description of the Business

Inside.com is an email-based news-research product that aims to make professionals smarter and better informed. The Company's secret recipe? It hires smart news junkies who are truly passionate about the topics and industries they cover. Turns out that a bright human can distill, curate, and synthesize the news better than the fanciest software on Earth. We are also building the best business communities at inside.com where business leaders, entrepreneurs, thinkers, builders, etc. can network, share knowledge, and gain insights from fellow community members who share similar passions.

Business Plan

The Company currently generates revenue through three main channels: ad sales in its newsletters, a dedicated email offering for businesses to reach target audiences, and a content studio service for marketers to grow brand awareness and gather leads for their businesses. The Company's average quarterly revenue in 2021 was approximately $1,036,905. The average quarterly revenue in 2022 declined to approximately $970,204 due to slow market activity, but revenues improved considerably in the latter third of Q4'22. Revenues for Dec'22 were approximately 46% higher than Oct'22 and approximately 106% higher than Nov'22. The Company has a diversified revenue stream and is well-positioned to grow in the long term. However, the Company faces some near-term challenges due to the general economic slowdown and declining marketing budgets.

The Company built its editor tool/CMS from scratch. Key features include an ad server, custom analytics tool, a priority publishing system, and an email template management workflow.

The Company was founded by Jason Calacanis, a technology entrepreneur, angel investor, and the host of the popular weekly podcast This Week in Startups. He's also the founder of a series of conferences that bring entrepreneurs together with potential investors.

The Company plans to significantly expand its business by increasing marketing and growing its research, content and communities. Any capital we raise in the future will empower us to increase sales and marketing efforts and expand our research and content as we continue to grow out our infrastructure and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Newsletters	The Company has 32 email newsletters covering topics in business, tech & venture capital. They are created with our proprietary "NMS" (newsletter management system).	B2B founders & executives
Newsletter Management System	The Company has built a powerful, first-of-its-kind NMS, (newsletter management system) called Barboza from scratch. Its NMS also manages all the advertising across its network of newsletters. The Company plans to integrate our NMS with its community and event products over time. The Company currently uses off-the-shelf products to do its events (Zoom) and community (Slack).	B2B founders & executives
Community	The Company's latest product is its internal third-party communication platform. business-communities platform at inside.com. The	B2B founders & executives

<center>11</center>

	Company has over 35,000 members participating in various communities like artificial intelligence, marketing, human resources, business, startups, etc.	
Events	The Company has produced over 40 remote events to date. These events have generated over 60,000 signups. The Company's most successful event to date was Meet Our Fund, a reverse demo day where the best investors in the world pitch founders. This event generated over $75,000 in top-line revenue and over 6,600 registrations.	B2B founders & executives

Competition

The Company's newsletter products compete with a plethora of offerings from Axios, Morning Brew, independent voices (on Substack and Revue), and the New York Times. The Company's events business competes with live and online events produced by various trade and B2B event companies.

Customer Base

Readers: Inside readers are founders & executives, primarily US-based; cities with the most Inside subscribers include San Francisco, New York City, Los Angeles. Paying advertisers and sponsors include: Dell, HelloFresh, Slack, Hubspot, Adobe, Masterworks, Groundfloor, Vanta, Zoom, Salesforce, Ford, DoorDash and IBM Watson. The Company's customers tend to be the heads of marketing at these larger organizations, sourced mainly through outbound sales efforts. Advertisers find value in the Company's offering as approximately 35% of advertising deals were renewals in Q4'22 and approximately 32% of Q4'22 revenue came from renewals.

Supply Chain

The Company does not have a supply chain.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
4702428	INSIDE	Trademark	January 29, 2014	March 17, 2015	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jason Calacanis	Chief Executive Officer, President, Chief Financial Officer, Secretary, and Director	Host of weekly podast "This Week in Startups", 2009 - Present. Jason reviews the latest news related to new technology startups and often features the founders of various internet companies as guests. Chief Executive Officer, President, Chief Financial Officer, Secretary, and Director, Inside.com, 2007-Present. Jason is responsible for high level decisions and overall company direction to execute mission. Chief Executive Officer and Founder, LAUNCH, 2011 - Present. At LAUNCH, Jason attends and coordinates conferences for startup technology businesses and invests in startup founders.	Fordham University, B.A. in psychology
Roelof Botha	Director	Sequoia Capital, 2003 - Present. Roelof leads responsibility for Sequoia Capital's US operations. Director, Inside.com, 2007 - Present. Roelof is responsible for high level decisions and overall company direction to execute mission.	University of Cape Town, B.S. in Actuarial Science, Economics and Statistics, 1996 Standford University, M.B.A.
Matt Coffin	Director	Director, Inside.com, 2007 - Present. Matt is responsible for high level decisions and overall company direction to execute mission. Investor, Coffin Capital and Ventures, 2007 - Present. Matt is an early stage investor in numerous startup technology companies.	Babson College, B.S. Entrepreneurship and Finance, 1990

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 22 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 32,992,300 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 15,776,970 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). As of the filing of this Form C-AR/A, 10,364,357 shares of Common Stock and 12,171,052 shares of Preferred Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR/A, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	10,364,357*
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional shares of Common Stock at a later date.

* Includes exercised stock options.

Type	Series A Preferred Stock
Amount Outstanding	7,727,270
Par Value Per Share	$0.0001
Voting Rights	Each holder of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote.
Anti-Dilution Rights	The holders of Series A Preferred Stock have preemptive rights on new issuances of securities, subject to standard carveouts for exempted issuances, pursuant to an investor rights agreement by and among the Company and the holders of Series A Preferred Stock.
Other Rights	Non-cumulative dividends at a rate per annum of $0.044 per share per annum. No dividends may be paid without the Series Seed first receiving accrued but unpaid dividends. Protective rights include ability to vote as a separate class on, among other things, amending the organizational documents of the Company, amending any of the rights or privileges of Series A Preferred Stock, creating a new class of securities, increasing or decreasing the number of authorized shares of Series A Preferred Stock, increasing or decreasing the authorized number of directors, distributing any dividend, liquidating, dissolving or capitalizing the Company and authorizing the issuance of any Series A Preferred Stock. Holders of Series A Preferred Stock shall, exclusively and as a separate class, be entitled to elect one director of the Company. Upon the occurrence of a liquidation event, holders of Series A Preferred Stock shall receive preference of money back plus accrued dividends.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional shares of Series A Preferred Stock at a later date.

Type	Series B Preferred Stock
Amount Outstanding	4,443,782
Par Value Per Share	$0.0001
Voting Rights	Each holder of Series B Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series B Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote.
Anti-Dilution Rights	The holders of Series B Preferred Stock have preemptive rights on new issuances of securities, subject to standard carveouts for exempted issuances, pursuant to an investor rights agreement by and among the Company and the holders of Series B Preferred Stock.
Other Rights	Non-cumulative dividends at a rate per annum of $0.333 per share per annum. No dividends may be paid without the Series Seed first receiving accrued but unpaid dividends. Protective rights include ability to vote as a separate class on, among other things, amending the organizational documents of the Company, amending any of the rights or privileges of Series B Preferred Stock, creating a new class of securities, increasing or decreasing the number of authorized shares of Series B Preferred Stock, increasing or decreasing the authorized number of directors, distributing any dividend, liquidating, dissolving or capitalizing the Company and authorizing the issuance of any Series B Preferred Stock. Holders of Series B Preferred Stock shall, exclusively and as a separate class, be entitled to elect two directors of the Company. Upon the occurrence of a liquidation event, holders of Series B Preferred Stock shall receive preference of money back plus accrued dividends.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional shares of Series B Preferred Stock at a later date.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR/A, the Company has the following additional securities outstanding:

Type	Warrants to Purchase Series B Preferred Stock
Amount Outstanding	1,094,748
Voting Rights	Holders of Warrants are not entitled to vote (prior to exercise)
Anti-Dilution Rights	None.
Material Terms	The Warrants shall be exercisable upon the earlier of (i) the closing of an initial public offering, (ii) the closing of an acquisition transaction, or (iii) the final exercise date, that being the fifth anniversary of the effective date of the Warrant.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional Warrants at a later date.

Type	Crowd Note - Series 1 (2018)
Face Value	$2,627,703
Voting Rights	Holders of Crowd Notes are not entitled to vote (prior to conversion)
Anti-Dilution Rights	None.
Material Terms	Upon the Company receiving cash of no less than $1,000,000 for the sale of the Company's shares (a "Qualified Financing"), outstanding principal and accrued interest will be automatically converted into shares of the Company's stock at a price equal to the lower of: (i) 80% of the price paid per share as part of the Qualified Financing, and (ii) the amount equal to $15,000,000 divided by the number of shares of common stock outstanding on an as-converted basis.
	Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except in which the holders of capital stock of the Company immediately prior to such action continued to hold at least 50% of the voting power of the Company), outstanding principal and accrued interest will be automatically converted in shares of the Company's Series B convertible preferred stock at a price of $4.16 per share.
	Upon maturity, outstanding principal and accrued interest will be automatically converted to Series B convertible preferred stock at a price of $4.16 per share.
Maturity Date	The Crowd Notes reached maturity in August 2020 and are convertible at any time on-demand.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional Crowd Notes at a later date.

Type	Convertible Promissory Note (2016)
Face Value	$506,018 and an interest rate of 6.0% per annum
Voting Rights	Holders of Convertible Promissory Notes are not entitled to vote (prior to conversion)
Anti-Dilution Rights	None.
Material Terms	Upon the Company receiving cash of no less than $2,000,000 for the sale of the Company's shares (a "Qualified Financing"), outstanding principal and accrued interest will be automatically converted into shares of the Company's stock at a price equal to 80% of the price paid per share as part of the Qualified Financing. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except in which the holders of capital stock of the Company immediately prior to such action continued to hold at least 50% of the voting power of the Company), outstanding principal and accrued interest will be automatically converted in shares of the Company's Series B convertible preferred stock at a price of $4.16 per share. Upon maturity, outstanding principal and accrued interest will be automatically converted to Series B convertible preferred stock at a price of $4.16 per share.
Maturity Date	August 5, 2022
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional Convertible Notes at a later date.

Type	Options to Purchase Common Stock under the Company's 2006 Stock Option Plan
Amount Outstanding	2,073,563 outstanding options (3,299,932 reserved for issuance)
Voting Rights	Holders of Options are not entitled to vote (prior to exercise)
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional Options at a later date.

Type	Options to Purchase Common Stock under the Company's 2017 Stock Option Plan
Amount Outstanding	2,402,313 outstanding options (4,188,000 reserved for issuance)
Voting Rights	Holders of Options are not entitled to vote (prior to exercise)
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional Options at a later date.

* Includes issued and outstanding options and options available for future issuances.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$791,135*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $25,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Includes $7,833 in SAFEs issued to the intermediary.

Outstanding Debt

The Company has no outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Options to Purchase Common Stock Pursuant to the 2017 Stock Option Plan	1,224,108	Working Capital.	*	Rule 701
Crowd SAFE (Simple Agreement for Future Equity)	$791,135**	Working Capital.	Working Capital	April 28, 2022

* These options were granted under the Company's 2017 Stock Option Plan on a rolling basis from February 17, 2021 to October 26, 2022.

**Includes $7,833 in Crowd SAFEs issued to the intermediary.

See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power on a fully-diluted, as-converted basis)
Jason Calacanis	• 9,727,273 shares of Common Stock • Warrants • Convertible Promissory Note ($250,000)	31.79% 1.77% 0.20%
Sequoia Capital XII; Sequoia Technology Partners XII; and Sequoia Capital XII Principals Fund.	• 6,363,636 shares of Series A Preferred Stock • 480,769 shares of Series B Preferred Stock • Warrants • Convertible Promissory Notes ($250,000)	20.79% 1.57% 1.77% 0.20%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR/A and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Inside.com Inc. (the "**Company**") was incorporated on October 25, 2006 under the laws of the State of Delaware, and is headquartered in San Francisco, California.

Cash and Cash Equivalents

As of March 31, 2023, the Company had an aggregate of approximately $3,035,72 in cash and cash equivalents, leaving the Company with 130 months of runway.

Liquidity and Capital Resources

In April 2022, the Company completed an offering pursuant to Regulation CF and raised $783,302.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

This Form C-AR/A is filed to correct formatting errors in the Business section herein.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR/A and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

On June 21, 2018, the Company issued a Crowd Note to Jason Calacanis, the Company's Chief Executive Officer, for a purchase price of $250,000. The Crowd Note is outstanding as of the date of this Form C. On July 25, 2018, the Company issued a Crowd Note to Launch Partnership, LLC, whose Chief Executive Officer is Jason Calacanis, for a purchase price of $25,000. The Crowd Note is outstanding as of the date of this Form C.

On August 5, 2016, the Company issued warrants to purchase 540,865 shares of Series B Preferred Stock to Jason Calacanis, the Company's Chief Executive Officer. The warrants are outstanding as of the date of this Form C.

On August 5, 2016, the Company issued a convertible promissory note in the amount of $250,000 to Jason Calacanis, the Company's Chief Executive Officer. The convertible promissory note has an interest rate of 6% per annum and has a maturity date of August 5, 2022.

Prior to 2016, $60,000 was advanced to the Company by Jason Calacanis, Chief Executive Officer of the Company, to fund operations. This advance was non-interest bearing with no set maturity date.

On August 5, 2016, the Company issued warrants to purchase shares of Series B Preferred Stock to Sequoia Capital XII, Sequoia Technology Partners XII and Sequoia Capital XII Principals Fund, whose managing member is Roleof Botha, a director of the Company. The number of shares of Series B Preferred Stock that may be purchased pursuant to the warrants issued to Sequoia Capital XII, Sequoia Technology Partners XII and Sequoia Capital XII Principals Fund is 472,662, 17,686 and 50,516, respectively. The warrants are outstanding as of the date of this Form C.

On August 5, 2016, the Company issued convertible promissory notes to Sequoia Capital XII, Sequoia Technology Partners XII and Sequoia Capital XII Principals Fund, whose managing member is Roelof Botha, a director of the Company. The convertible promissory notes for Sequoia Capital XII, Sequoia Technology Partners XII and Sequoia Capital XII Principals Fund have a principal amount of $218,475, $8,175 and $23,350, respectively. The convertible promissory notes have an interest rate of 6% per annum and have maturity dates of August 5, 2022.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR/A)
May 18, 2023

Inside.com Inc.



Inside.Com Inc.
Balance Sheet
As of December 31, 2022

		Total
ASSETS		
Current Assets		
Bank Accounts		
ABernstein5488		10,779
ABernstein9620		13,971
First Republic Bank		505,167
PayPal Bank		52,419
Payroll Clearing		6,305
RBC CAD		7,788
Stripe Account		582
WF-Operating-563		2,579,258
Total Bank Accounts	$	**3,176,268**
Accounts Receivable		
Accounts Receivable		-5,737
Contracts Receivable		337,907
Total Accounts Receivable	$	**332,170**
Other Current Assets		
Notes Receivable - Employees		30,477
Prepaid items		9,430
Total Other Current Assets	$	**39,907**
Total Current Assets	$	**3,548,345**
Fixed Assets		
Office Equipment		8,148
Total Fixed Assets	$	**8,148**
Other Assets		
Capitalized Expense		0
Domain Name		65
Total Other Assets	$	**65**
TOTAL ASSETS	$	**3,556,558**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable		232,951
Accounts Payable (A/P) - CAD		19,411
Total Accounts Payable	$	**252,361**
Credit Cards		
Divvy Credit Card		417
Total Credit Cards	$	**417**
Other Current Liabilities		
FSA-Employee Advance		1,674

Loan Payable Stockholder		60,000
Payroll Liabilities		1,323
Total Other Current Liabilities	$	**62,997**
Total Current Liabilities	$	**315,775**
Long-Term Liabilities		
Accrued Interest - Convertible Notes		42,556
Convertible Notes Payable		506,018
Crowd Notes - Series 1		2,627,703
Crowd SAFEs (Republic) - Series 2021		734,580
Total Long-Term Liabilities	$	**3,910,857**
Total Liabilities	$	**4,226,633**
Equity		
Capital Stock		3,855
Paid-In Capital		23,317,771
Retained Earnings		-23,792,336
Net Income		-199,365
Total Equity	-$	**670,074**
TOTAL LIABILITIES AND EQUITY	$	**3,556,558**

Inside.Com Inc.
Profit and Loss
January - December 2022

	Total
Income	
Current Income	
Conferences/Events	145,000
Newsletter Revenue	
NL Ad Sales	3,506,937
NL Subscriptions	72,417
Total Newsletter Revenue	$ 3,579,354
Other Income	4,167
Patreon	506
Total Current Income	$ 3,729,026
Legacy Income	
App Sales	194
Video Advertising	107,216
Total Legacy Income	$ 107,411
Total Income	$ 3,836,437
Cost of Goods Sold	
Editorial Cost	
Business Gift (Edit)	1,194
Dues & Subs/SaaS (Edit)	12,962
Meals & Ent Cost (Edit)	3,002
Payroll & Contractors	
1099 - Labor (Edit)	347,996
Medical Ins (Edit)	19,663
Wages & Taxes (Edit)	686,592
Bonus	1,053
Total Wages & Taxes (Edit)	$ 687,645
Total Payroll & Contractors	$ 1,055,304
Supplies & Materials (Edit)	2,962
Web Hosting (Edit)	34,185
Total Editorial Cost	$ 1,109,609
Events Cost	
Other Related Cost (Event)	598
Payroll & Contractors	
1099 - Labor (Event)	30,765
Bonus	1,556
Medical Ins (Event)	6,497
Wages & Taxes (Event)	101,505
Total Payroll & Contractors	$ 140,323
Total Events Cost	$ 140,921
Podcast Cost	
Payroll & Contractors	

1099 - Labor (Pod)		1,000
Wages & Taxes (Pod)		7,073
Total Payroll & Contractors	$	8,073
Total Podcast Cost	$	8,073
Total Cost of Goods Sold	$	1,258,602
Gross Profit	$	2,577,835
Expenses		
Administrative		
Business Gift (Admin)		1,916
Dues & Subs/SaaS (Admin)		114,327
Meals & Ent (Admin)		655
Payroll & Contractors		
1099 - Labor Exp (Admin)		66,064
Medical Ins (Admin)		6,977
Wages & Taxes Admin)		132,855
Total Payroll & Contractors	$	205,896
Total Administrative	$	322,794
Bad Debt		10,000
Bank Service Exp		4,890
Business Dev/Sales		
Business Gift (Sales)		39,371
Dues & Subs/SaaS (Sales)		54,350
Meals & Ent Exp (Sales)		1,738
Other Business Exp (Sales)		650
Payroll & Contractors		
1099 - Labor (Sales)		9,881
Commissions/Bonuses (1099)		4,725
Commissions/Bonuses (W2s)		409,725
Kickers		136,480
Medical Ins (Sales)		36,119
Wages & Taxes (Sales)		776,729
Total Payroll & Contractors	$	1,373,658
Supplies & Materials (Sales)		6,085
Total Business Dev/Sales	$	1,475,851
HR/Recruiting		934
Insurance		
Auto Insurance		519
D & O		4,947
Property/ Liability		2,791
Work Comp		3,234
Total Insurance	$	11,491
Licenses and Permits		25
Marketing		49
Advertising & Promo		113,422
Business Gift (Mkt)		4,191
Conferences/Events		16,524
Dues & Subscriptions/Saas (Mkt)		39,866

Marketing Supplies & Materials		15,767
Payroll & Contractors		
1099 Labor (Mkt)		5,802
Medical Insurance (Mkt)		5,053
Wages & Taxes (Mkt)		146,015
Total Payroll & Contractors	$	156,869
Travel Expense (Mkt)		1,418
Total Marketing	$	348,106
Merchant		9,662
PayPal Service Fees		1,352
Stripe Payment Processing Fees		3,068
Total Merchant	$	14,082
Office Supplies		420
Payroll Processing Fee		25,389
Payroll Taxes		-4,294
Postage & Delivery		34
Professional Fees		1,348
Accounting Fees		7,520
Bookkeeping		18,663
Consulting Fees		3,840
Legal Fees		8,467
Total Professional Fees	$	39,838
Research/Reference Material		31
SAS/Dues & Subscriptions		254
Service/Processing Fees		960
Tax Expense		
State Tax		4,273
Total Tax Expense	$	4,273
Technology Exp		
1099 Labor (Tech)		520,718
Dues & subscriptions/Saas Tech)		518
Supplies & Materials (Tech)		705
Total Technology Exp	$	521,942
Travel Expense		
Car Service/Taxi/Milage		175
Total Travel Expense	$	175
Total Expenses	$	2,777,193
Net Operating Income	$	-199,359
Other Income		
Interest/Dividend Income		254
Total Other Income	$	254
Other Expenses		
Exchange Gain or Loss		260
Misc. Clearing Expense Account		1
Total Other Expenses	$	261
Net Other Income	$	-7
Net Income	$	-199,365

Inside.Com Inc.
Statement of Cash Flows
January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	-199,365.17
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	244,031.21
Prepaid items	1,317.99
Accounts Payable	-96,377.29
Accounts Payable (A/P) - CAD	8,772.92
Accounts Payable (A/P) - EUR	0.00
Accounts Payable (A/P) - SGD	0.00
Divvy Credit Card	-89.73
Payroll Liabilities	559.97
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 158,215.07**
Net cash provided by operating activities	**-$ 41,150.10**
FINANCING ACTIVITIES	
Crowd SAFEs (Republic) - Series 2021	734,580.11
Net cash provided by financing activities	**$ 734,580.11**
Net cash increase for period	**$ 693,430.01**
Cash at beginning of period	2,482,838.00
Cash at end of period	**$ 3,176,268.01**